Filed by Capitalworks Emerging Markets Acquisition Corp.
Pursuant to Rule 425 under the Securities Act of 1933, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Commission File No. 001-41108

Lexasure Announces Rollout of Insurtech B2B Portal “Atlas” at Singapore International Reinsurance Conference

Georgetown, Cayman Islands – October 30, 2023 – Lexasure Financial Group Limited (“Lexasure” or the “Company”), a provider of reinsurance, insurance, and insurtech solutions in South and Southeast Asia, today announced the upcoming rollout of Atlas, a B2B risk management portal for general reinsurance on the LexasureCloud 1.0 platform. Atlas enables a single point of contact for our insurance partners with enhanced turnaround times for claims processing and a powerful lead management tool for client capturing, tracking, distribution, and retention.

The Atlas platform is being announced at the Singapore International Reinsurance Conference, taking place from October 30th to November 2nd in Singapore, where Ian Lim, CEO of Lexasure, is presenting.

Notably, the customer management tool offers Reinsurance-as-a-Service (RaaS), a function unique to Lexasure that Lexasure believes will improve underwriting outcomes and an insurer’s ability to compete in the marketplace encompassing Regulatory Advisory, Technology, and Back-Office Support services.

“We are thrilled to introduce Atlas, the first-of-its-kind reinsurance-focused platform designed to amplify business growth and profitability,” said Ian Lim, CEO of Lexasure. “2024 is expected to be a year of growth and transformation for the Company. We will continue to realize our digital strategy by completing the migration of our portfolio’s roughly 200 partner brokers and insurers and fully implementing the platform’s expanded capabilities.”

Current projections anticipate $30 to $50 million of existing premiums will flow through Atlas as partners are upgraded to the new system. Approximately 10,000 policies are expected to be onboarded in 2024.

Atlas is expected to enable access to growth opportunities for partners and insurers through its B2B core platform modules on LexasureCloud.

These modules will include:

•	Reinsurance-as-a-Service is designed to offer convenient, one-stop access to underwriting capacity via customized reinsurance products for a growing suite of B2B2C products, allowing for an increased volume of policies written.
•	Policy Management is designed to improve insurers’ efficiency by allowing users to easily view and manage existing policies and automated regulatory compliance through integrated policy details with CRM pipelines.

•	Claims Management is designed to include a simplified submission process and a secure tracking and payments portal that reduces errors, saves time, increases data accuracy, and automatically syncs data to reveal critical insights.
•	Data & Analytics is designed to offer a clear, accurate overview of company performance in a fraction of the time with the ability to view, manage, and export data and real-time tracking of financial performance.
•	The Financial Capital Management module is designed to provide the ability to view or manage existing assets under management managed by Lexasure and access to low-cost USD-denominated portfolios.

The comprehensive module data allows for automated and more precise risk profiling, while the potential increase in insurer growth may lead to higher gross written premiums underwritten and increased platform stickiness.

Subsequent rollouts are expected to include automation functions for onboarding, underwriting, credit control processing, and treaty agreements with integrated claims handling and customized dashboards for partners.

About Lexasure Financial Group

Lexasure Financial Group provides reinsurance and digital insurance solutions, including Reinsurance-as-a-Service (RaaS), that Lexasure believes will enable our clients to manage risk, accelerate growth, and effectively compete. We seek to drive the digital transformation of the insurance and reinsurance industry with scalable and innovative products that meet the local needs of companies and people in fast-growing Asian markets. Our management team has deep expertise in reinsurance, insurance, and insurance tech. Our values are based on a belief that our products enable customers to live and grow boldly while enhancing resilience. We serve over 60 primary insurers across 22 countries in Asia, the Middle East and North America. For more information, go to lexasure.com.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, underlying assumptions, and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s plans to develop and commercialize its new products and services; the Company’s expectations regarding the impact of the ongoing COVID-19 pandemic on its business, the Company’s industry and the economy; the Company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; the Company’s ability to establish and maintain collaborations and/or obtain additional funding and assumptions underlying or related to any of the foregoing. For these reasons, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Investor Contact

Crocker Coulson, CEO, AUM Media
+1 (646) 652-7185
crocker.coulson@aummedia.org